                                                Filed pursuant to Rule 424(b)(2)
                                                Registration No. 33-94330

    THE INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.

                   SUBJECT TO COMPLETION, DATED MAY 19, 1998

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 20, 1995

                           [YORK INTERNATIONAL LOGO]

                                  $200,000,000

                         YORK INTERNATIONAL CORPORATION
                       % SENIOR NOTES DUE JUNE    , 2008
                            ------------------------

     The   % Senior Notes due June   , 2008 will constitute a series of Senior
Debt Securities to be issued by York International Corporation. Interest on the Notes is payable on June 1 and December 1 of each year, commencing December 1, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) plus 25 basis points, in each case, plus accrued interest thereon to the date of redemption. The Notes will be represented by one or more global Notes registered in the name of the Depository Trust Company. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, the facilities of DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued in denominations of $1,000 and integral multiples thereof. See "Description of the Notes."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                 INITIAL PUBLIC      UNDERWRITING     PROCEEDS TO
                                                OFFERING PRICE(1)    DISCOUNT(2)     COMPANY(1)(3)
                                                -----------------    ------------    --------------
Per Note......................................              %                 %                %
Total.........................................      $                 $                $

---------------
(1) Plus accrued interest, if any, from June   , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $          payable by the Company.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about June   , 1998, against payment therefor in
immediately available funds.

GOLDMAN, SACHS & CO.                                            CIBC OPPENHEIMER
                            ------------------------

            The date of this Prospectus Supplement is May   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     York International Corporation ("York" or the "Company") is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration ("HVAC&R") products. The Company believes it is the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. The Company's air conditioning systems range from a one ton unit for a small residence to the 59,000 ton system installed in the World Trade Center in New York. In 1997 the Company's products were sold in over 100 countries through over 750 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the National Library Complex in Beijing, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Exposition Centre and the Lantau Airport Railway System in Hong Kong.

     Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 13 states and 13 foreign countries. As of December 31, 1997, the Company employed approximately 20,270 people worldwide. The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the     %
Senior Notes due June   , 2008 (the "Notes") are estimated to be $          ,
after deducting expenses of approximately $          payable by the Company. The
net proceeds from the sale of the Notes will be used to repay indebtedness outstanding under the Company's commercial paper program. As of the date hereof, the rate at which such commercial paper bears interest ranges from 5.52% to 5.67% per annum.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and an estimated portion of rentals representing interest costs.

     The following table sets forth the ratios of earnings to fixed charges for the Company for the periods indicated:

                                                                                  THREE MONTHS
                                                                                      ENDED
                                                                                    MARCH 31,
                                                                                  -------------
                                            1993   1994   1995(1)   1996   1997   1997    1998
                                            ----   ----   -------   ----   ----   ----    ----
Ratio of earnings to fixed charges.......   5.2x    5.3     --x     6.1x   2.7x   5.6x    2.7x

---------------
(1) Fixed charges for 1995 exceeded earnings before taxes, net of such fixed charges, by $71 million, as a result of a charge for impairment loss on long-lived assets of $244 million.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1998, and as adjusted to give effect to the sale of the Notes offered hereby (without giving effect to the underwriting discount and the Company's estimated offering expenses) and adjusted to reflect the application of the proceeds therefrom to reduce indebtedness outstanding under the Company's commercial paper program. See "Use of Proceeds."

                                                                             MARCH 31,
                                                              MARCH 31,        1998
                                                                 1998       AS ADJUSTED
                                                              ---------     -----------
                                                                   (IN THOUSANDS)
Short-term debt:
  Bank loans................................................  $   75,575    $   75,575
  Current portion of long term debt.........................       8,704         8,704
  Other.....................................................         811           811
                                                              ----------    ----------
     Total short-term debt..................................      85,090        85,090
                                                              ----------    ----------
Long-term debt:
  Commercial paper..........................................  $  221,755    $   21,755
  Bank lines................................................     109,860       109,860
  6.75% Senior Notes due 2003...............................     100,000       100,000
       % Senior Notes due 2008..............................          --       200,000
  Other.....................................................      13,110        13,110
                                                              ----------    ----------
     Total long-term debt...................................     444,725       444,725
                                                              ----------    ----------
Stockholders' equity........................................     653,274       653,274
                                                              ----------    ----------
Total capitalization........................................  $1,183,089    $1,183,089
                                                              ==========    ==========

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997, are derived from the consolidated financial statements of York International Corporation and subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the report thereon, which refers to the Company's adoption, effective October 1, 1995, of the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", are incorporated by reference elsewhere in this Prospectus Supplement. The unaudited selected financial data presented below for the three-month periods ended March 31, 1998 and 1997, and as of March 31, 1998, are derived from the unaudited condensed consolidated financial statements of York International Corporation and subsidiaries incorporated by reference elsewhere in this Prospectus Supplement.

                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                                                                               MARCH 31,
                                                          YEAR ENDED DECEMBER 31,                             (UNAUDITED)
                                       --------------------------------------------------------------   -----------------------
                                          1993         1994         1995         1996       1997(a)        1997         1998
                                          ----         ----         ----         ----       -------        ----         ----
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $2,031,949   $2,421,864   $2,929,948   $3,218,534   $3,193,657   $  800,767   $  741,988
Cost of goods sold...................   1,573,117    1,913,204    2,300,569    2,532,677    2,557,431      637,032      584,956
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit.......................     438,832      508,660      629,379      685,857      636,226      163,735      157,032
Selling, general and administrative
  expenses...........................     289,705      336,693      406,576      447,473      522,224      131,915      122,436
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from operations before
    impairment loss on long-lived
    assets...........................     149,127      171,967      222,803      238,384      114,002       31,820       34,596
Impairment loss on long-lived
  assets(c)..........................          --           --      244,473           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) from operations......     149,127      171,967      (21,670)     238,384      114,002       31,820       34,596
Interest expense, net................      23,495       29,188       41,412       34,544       40,876        9,434       11,071
Equity in (earnings) losses of
  affiliates.........................      (1,550)      (1,668)       7,700         (623)      (5,342)         240        1,307
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before income taxes
    and accounting changes(b)........     127,182      144,447      (70,782)     204,463       78,468       22,146       22,218
Accounting changes(b)................      70,251           --           --           --           --           --           --
Provision for income taxes ..........      51,720       54,677       25,290       56,554       31,075        7,286        7,554
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income(loss)...................  $    5,211   $   89,770   $  (96,072)  $  147,909   $   47,393   $   14,860   $   14,664
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Per Share Data:
Basic earnings (loss) per share of
  common stock:
  Income (loss) before accounting
    changes..........................        2.01         2.43        (2.38)        3.43         1.11          .34          .36
  Cumulative effect of changes in
    accounting methods(b)............       (1.87)          --           --           --           --           --           --
  Net income(loss)...................         .14         2.43        (2.38)        3.43         1.11          .34          .36
Diluted earnings (loss) per share of
  common stock:
  Income (loss) before accounting
    changes..........................        2.01         2.40        (2.38)        3.37         1.10          .34          .36
  Cumulative effect of changes in
    accounting methods (b)...........       (1.87)          --           --           --           --           --           --
  Net income (loss)..................         .14         2.40        (2.38)        3.37         1.10          .34          .36
Cash dividends per share.............         .08          .16          .24          .36          .48          .12          .12
Weighted average common shares and
  common equivalents outstanding:
  Basic..............................      37,529       36,901       40,321       43,136       42,550       43,435       40,469
  Diluted............................      37,614       37,397       40,321       43,950       43,040       44,012       40,726

                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                                                                               MARCH 31,
                                                          YEAR ENDED DECEMBER 31,                             (UNAUDITED)
                                       --------------------------------------------------------------   -----------------------
                                          1993         1994         1995         1996       1997(a)        1997         1998
                                          ----         ----         ----         ----       -------        ----         ----
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
OTHER DATA:
Capital expenditures.................      30,621       81,625       66,242       73,576       66,854       13,639       13,737
Depreciation and amortization........      31,337       34,030       42,841       48,581       52,776       12,416       14,960
Amortization of deferred charges.....      12,672       15,635       18,643       18,410       15,978        3,598        3,834
BALANCE SHEET DATA (AT PERIOD END):
Working capital......................     181,076      236,443      393,063      524,143      535,123                   536,855
Total assets.........................   1,335,181    1,587,980    1,927,002    2,074,771    1,996,298                 2,030,887
Current and long-term debt...........     276,431      348,259      400,354      442,102      521,782                   529,815
Stockholders' equity.................     456,967      526,930      624,814      780,377      646,285                   653,274

---------------
(a) During the fourth quarter of 1997, the Company recorded a charge to operations of $62.1 million related to global manufacturing rationalization, and rationalization of products and distribution.

(b) Effective January 1, 1993, the Company changed its methods of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits, resulting in a cumulative effect charge of $70.3 million.

(c) In 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," resulting in a charge of $244.5 million to operations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1998 AS COMPARED WITH THREE MONTHS ENDED MARCH 31, 1997

     Net sales for the three months ended March 31, 1998 decreased 7.3% to $742.0 million as compared to $800.8 million for the three months ended March 31, 1997. Income from operations for the first quarter of 1998 was $34.6 million compared to $31.8 million for the first quarter of 1997. First quarter revenues decreased in all three business units. Engineered Systems products revenue decreased 9.1% from the first quarter of 1997 primarily as a result of disruptions related to the accident at the Company's Grantley facility. See
"-- Manufacturing Operations." Sales of the Engineered Systems products group were also affected by the economic downturn in Asia that occurred in late 1997. Revenue from the Unitary products group decreased by $14.9 million or 4.0% for the first quarter of 1998 compared to the same period in 1997. The decrease was due to distributors and dealers taking less product in advance of the cooling season in North America in response to the delayed cooling season in 1997 which also created a decrease in sales of OEM compressors as manufacturers have reduced preseason purchases and production. The Refrigeration group had a sales decrease of 14.1%, or $14.5 million for the first quarter of 1998 compared to the first quarter of 1997. The decrease resulted primarily from the sale of the German commercial refrigeration business. Excluding the commercial refrigeration impact, revenues were generally flat as compared to 1997.

     For the first quarter of 1998, aggregate non-U.S. sales decreased 9.7% from the first quarter of 1997 to $314.1 million primarily as a result of weakness in the Asian economy that was partially offset by generally strong performance throughout Latin America. For the first quarter of 1998, domestic revenue decreased 5.5% to $427.9 million compared to the first quarter of 1997 primarily as a result of the damage to the Grantley facility and to the fact that dealers and distributors ordered fewer products in advance of the cooling season in North America.

     Order backlog at March 31, 1998 was $984.6 million representing a 7.4% increase over March 31, 1997. Domestic backlog increased 16.7% to $575.3 million for the first quarter of 1998 compared to the first quarter of 1997. This increase resulted primarily from strong Engineered Systems products backlog in North America. International backlog decreased 3.4% to $409.3 million during the same period principally as a result of the downturn in the Asian economies and the sale of the German commercial refrigeration business. The decreases were partially offset by significant increases in Latin America and the Middle East.

     The following table sets forth revenue by product and geographic market:

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                               ------------------
                                                                1997        1998
                                                                ----        ----
                                                                 (IN THOUSANDS)
Engineered Systems products.................................  $323,155    $293,862
Unitary products............................................   374,815     359,869
Refrigeration products......................................   102,797      88,257
                                                              --------    --------
     Total revenue..........................................  $800,767    $741,988
                                                              ========    ========
U.S.........................................................        57%         58%
International...............................................        43%         42%
                                                                  ----
     Total..................................................       100%        100%
                                                                  ----

     Gross profit for the first quarter of 1998 was $157.0 million (21.2% of sales) compared to $163.7 million (20.4% of sales) for the first quarter of 1997. Improved gross profit margin resulted primarily from improved performance in manufacturing facilities. Incremental costs and losses related to the accident at the Grantley plant were offset by a portion of the anticipated insurance recovery.

     Selling, General and Administrative expenses ("SG&A") for the first quarter of 1998 decreased 7.2% to $122.4 million (16.5% of sales) from $131.9 million (16.5% of sales) for the first quarter of 1997. SG&A expenses were relatively flat considering the $9.4 million charge in the first quarter of 1997 for the costs associated with the closing of the Houston manufacturing facility and the downsizing of the Company's German operations.

     Interest expense, net for the first quarter of 1998 increased to $11.1 million from $9.4 million for the same period in 1997. This was mainly due to higher average borrowing levels and slightly higher average rates.

     Provision for income taxes of $7.6 million in the first quarter of 1998 relates both to U.S. and non-U.S. operations. An increase in the effective tax rate outside the U.S. is the primary reason for the slightly higher overall effective tax rate in the first quarter of 1998 compared to 1997.

     Net income, as a result of the above factors, was $14.7 million in the first quarter of 1998 as compared to net income of $14.9 million in the first quarter of 1997.

  1997 AS COMPARED WITH 1996

     The following table sets forth revenue by product and geographic market:

                                                    YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                              1995(A)         1996          1997
                                              -------         ----          ----
                                                         (IN THOUSANDS)
Engineered Systems products................  $1,182,624    $1,313,587    $1,370,983
Unitary products...........................   1,212,620     1,417,007     1,394,142
Refrigeration products.....................     534,704       487,940       428,532
                                             ----------    ----------    ----------
     Total revenue.........................  $2,929,948    $3,218,534    $3,193,657
                                             ==========    ==========    ==========
U.S. ......................................          55%           54%           58%
International..............................          45%           46%           42%
                                             ----------    ----------    ----------
                                                    100%          100%          100%
                                             ==========    ==========    ==========

---------------
(a) For 1995 revenue by product is based on estimates to account for the management reorganization by product during 1996 and 1997.

     Net sales for the year ended December 31, 1997, decreased 0.8% to $3,193.7 million from $3,218.5 million for 1996. (See table above which shows revenue by product and geographic market, and note 15 to the consolidated financial statements, which gives additional information on geographic distribution.) Revenues increased in the Company's Engineered Systems product group and decreased in the Unitary and Refrigeration product groups. Order backlog at December 31, 1997, was $834.5 million compared to $845.1 million as of December 31, 1996.

     Engineered Systems products revenue increased 4.4% primarily due to increased volume in the domestic equipment business; the acquisition of Pace and Gamewell; continued international expansion in Latin America and the People's Republic of China; and the introduction of new products. The increase was partially offset by a weak domestic retrofit and replacement chiller market and weakness in the Southeast Asian markets. Backlog increased $30.1 million, or 6.7%, to $477.2 million as a result of strong domestic orders, partially offset by decreased backlog in Asia due to poor economic conditions.

     Unitary products revenue decreased 1.6% due to lower-than-average temperatures in North America and Europe and excess inventory levels in the industry at the beginning of the year. This decrease was partially offset by continued Latin American growth due to expanded distribution. Backlog decreased $14.8 million, or 6.3%, to $220.6 million as a result of lower orders for domestic Unitary products.

     Refrigeration products revenue decreased 12.2% due to the sale of the German commercial refrigeration business in the second quarter of 1997. This decrease was partially offset due to continued Latin American growth. The year-over-year revenue performance was consistent in all other areas of the world. Backlog decreased $25.9 million, or 15.9%, to $136.7 million as a result of the sale of the German commercial refrigeration business and poor economic conditions in Asia, particularly Southeast Asia.

     From a geographic perspective, domestic revenue increased 6.5% to $1,838.9 million and international revenue decreased by 9.3% to $1,354.8 million.

     The Company recorded the following non-recurring items during 1997: a charge of $13.4 million (recorded in the first quarter) for the costs to close the Houston manufacturing facility and downsize the German operations, a gain of $6.0 million (recorded in the third quarter) on the sale of an investment in an Egyptian air conditioning company, and a charge of $62.1 million (recorded in the fourth quarter) for profit improvement initiatives. As part of the Company's profit improvement initiatives, actions are being taken to rationalize global capacity by closing and streamlining operations, and also to rationalize global distribution and products. The Company expects these actions to increase profitability, strengthen its position in the marketplace and reduce its overall cost structure. The total of these charges were recorded as $28.1 million to Cost of Goods Sold, $45.9 million to Selling, General and Administrative expenses and a gain of $4.5 million to affiliates' earnings.

     Gross profit in 1997 decreased 7.2% to $636.2 million (19.9% of sales) from $685.9 million (21.3% of sales) for 1996. The impact of the non-recurring charges accounted for over one-half of the reduction in gross profit and gross profit margin percentage during 1997.

     Engineered Systems products margins decreased due to lower volume of large chiller systems and lower volume of higher margin replacement and retrofit orders in the U.S.market.

     Unitary products margins decreased due to lower-than-expected volume in the Unitary products OEM factories and lower-than-expected volume in Europe.

     Refrigeration products margins increased due to better overall plant performance and the impact of the sale of the commercial refrigeration business in Germany.

     Selling, General and Administrative expenses (SG&A) increased 16.7% to $522.2 million in 1997 (16.4% of sales) from $447.5 million (13.9% of sales) in 1996. The absolute dollar increase was primarily due to the impact of the non-recurring charges. Other factors contributing to the increases include the cost of continued investment in distribution in growing markets, specifically Asia and Latin America, increased research and development spending, costs associated with new product introductions and inflation. Lower-than-anticipated revenues impacted the increases in SG&A as a percent of sales. The Company intends to continue to expand and strengthen its distribution in areas which will benefit future growth.

     Net interest expense increased to $40.9 million in 1997 from $34.5 million in 1996, due to both higher average interest rates and higher average borrowing levels.

     Provision for income taxes of $31.1 million for the year ended December 31, 1997, relates to both U.S. and non-U.S. operations. The effective rate is 39.6%, which is a significant increase over 1996 primarily due to the impact of the $62.1 million fourth quarter charge which included components for which no deferred tax benefits were recorded. The 1997 effective tax rate excluding the impact of the $62.1 million non-recurring charge is consistent with expected rates. If enacted tax rates remain unchanged, the Company's worldwide effective tax rate for 1998 is expected to be less than the federal statutory rate of 35%.

     Net income, as a result of the above factors, was $47.4 million in 1997 as compared to $147.9 million in 1996.

  1996 AS COMPARED WITH 1995

     Net sales for the year ended December 31, 1996, increased 9.8% to $3,218.5 million as compared to $2,929.9 million for the year ended December 31, 1995. Revenues increased due to increased volume in the Engineered Systems equipment business, international expansion, favorable market conditions in the international marketplace, and the introduction of new products which was partially offset by a flat domestic retrofit and replacement chiller market. Total domestic revenue increased 8.0% to $1,726 million in 1996 due to the strength of the Engineered System equipment performance and the domestic refrigeration market. International revenue increased by 12.1% to $1,493 million in 1996 as a result of strong markets in Latin America and the Asia-Pacific region, partially offset by flat year-over-year performance in Europe.

     Gross profit in 1996 increased 9.0% to $685.9 million (21.3% of sales) as compared to $629.4 million (21.5% of sales) for 1995. The gross profit margin percentage reduction during 1996 was primarily the result of lower-than-expected performance of the refrigeration manufacturing plants, reduced refrigeration selling margins in Europe, excess manufacturing costs of absorption chillers in the Houston facility due to low volumes, inflationary cost increases partially offset by realized price increases, cost reductions and new products.

     SG&A expenses increased to $447.5 million in 1996 (13.9% of sales) from $406.6 million (13.9% of sales) in 1995. The increase was primarily due to the costs of infrastructure investment in growing markets, specifically Asia (People's Republic of China) and Latin America (Brazil and Argentina), increased research and development spending, costs associated with new product introductions and inflation. These increased costs were partially offset by leveraging expenses against higher sales.

     Income from operations before impairment loss on long-lived assets increased 7.0% to $238.4 million in 1996 as compared to $222.8 million for 1995. During 1995, the Company adopted SFAS 121, resulting in a charge of $244.5 million to operations.

     Net interest expense decreased to $34.5 million in 1996 from $41.4 million in 1995, as a result of both lower average interest rates and decreased borrowing levels.

     Provision for income taxes of $56.6 million for the year ended December 31, 1996, relates to both U.S. and non-U.S. operations. The 1996 effective tax rate of 27.7% benefited significantly from increased export incentives and foreign tax credit refunds which were the result of significant tax planning efforts and studies of the Company's tax reporting procedures allowing the Company to take advantage of additional foreign tax credits and incentive opportunities, resulting in amendments to prior returns.

     Net income, as a result of the above factors, was $147.9 million in 1996 as compared to a loss of $96.1 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, commercial paper issuances, financing of trade receivables and credit terms from suppliers which approximate receivable terms to the Company's customers. The Company believes that these sources, including its bank lines of credit under the Amended and Restated Credit Agreement, will be sufficient to meet working capital needs during 1998. Additional sources of working capital include customer deposits and progress payments.

     At March 31, 1998, the Company had working capital of $536.9 million compared to $535.1 million as of December 31, 1997. The current ratio was 1.75 at March 31, 1998, as compared to 1.78 for December 31, 1997.

     Long-term indebtedness was $444.7 million at March 31, 1998, primarily consisting of borrowings under commercial paper, bank lines and the $100 million senior notes. As of March 31, 1998, there were no borrowings under the revolving credit facility.

     At March 31, 1998, the Company maintained a $500 million Amended and Restated Credit Agreement with a group of commercial banks led by Canadian Imperial Bank of Commerce, as Agent (the "Agreement") that expires on July 31, 2002. The Company had a line of credit available under the Agreement of up to $500 million. The Agreement provides for borrowings under the facility at LIBOR plus .16% or at specified bid rates. At March 31, 1998, the LIBOR rate was 5.65%. The Company pays a fee of .09% on the facility. The Agreement contains financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens.

     The Company's international subsidiaries maintain bank credit facilities in various currencies that provide for borrowings of $247.6 million and $245.2 million at March 31, 1998 and December 31, 1997, respectively, of which $166.1 million and $175.5 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

     Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 5.64% and 5.84% as of March 31, 1998 and December 31, 1997, respectively.

     During the second quarter of 1997, the Company arranged four separate unsecured bank lines of credit similar to commercial paper borrowings. These bank lines provide for total borrowings of $295 million which are expected to be reborrowed in the ordinary course of business. At March 31, 1998 and December 31, 1997, the Company had $109.9 million and $169.8 million, respectively outstanding under these bank lines. The average rate on the bank lines of credit was 5.67% and 5.92%, at March 31, 1998 and December 31, 1997, respectively.

     The $100 million of Senior Notes bear interest at a 6.75% fixed rate and are due March 2003.

     During 1995, the Company arranged a term loan denominated in a foreign currency. The Company borrowed $26.2 million with a final maturity on November 15, 1998 and an interest rate of 3.98%. The loan is repayable in four annual installments. The term loan agreement contains financial and operating covenants that are equivalent to the covenants of the Company's Amended and Restated Credit Agreement.

     In 1992, the Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million (the "Receivables Sales Agreement"). At March 31, 1998 and December 31, 1997, the discount rate on the accounts receivable was approximately 5.53% and 5.78%, respectively. Because the Company's obligations under the Agreement and Receivables Sales Agreement bear interest at floating rates, the Company's interest costs are sensitive to changes in prevailing interest rates.

     Based on historical cash flows, the Company believes that it will be able to satisfy its principal and interest payment obligations and its working capital and capital expenditure requirements from operating cash flows together with the availability under the revolving credit facility and commercial paper borrowings.

     In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions.

     Capital expenditures currently anticipated for expanded capacity, cost reductions and the introduction of new products during the next twelve months will be in excess of depreciation and amortization. These expenditures will be funded from a combination of operating cash flows and availability under the Agreement and commercial paper borrowings.

     Cash dividends of $0.12 per share were paid on common stock in the first quarter of 1998. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as the Company's profitability, financial condition, cash requirements and future prospects.

INFLATION

     Management does not believe inflation has had a significant impact on the Company's results of operations for the periods presented. Although the Company was not able to totally offset the effect of inflation through price increases in 1997, management believes that, to the extent inflation affects the costs of the Company in the future, the Company can generally offset the net effect of inflation and maintain operating margins through increases in the prices of its products and services and continued cost reductions.

CYCLICALITY

     Exposure to cyclicality in the new construction market is mitigated by the Company's emphasis on the service, repair and replacement market and participation in the refrigeration market, each of which is less cyclical. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, the Company has begun to derive a significant portion of its revenue from the service, repair and replacement market. In 1997, 1996 and 1995 on a worldwide basis, service, repair and replacement revenue accounted for an estimated 41%, 49% and 50% respectively, of the Company's total sales, while new construction sales accounted for the remaining 59%, 51% and 50%. The Company expects growth in the service, repair and replacement market over the next several years to outpace growth in the new construction market.

SEASONALITY

     Sales of the Company's Unitary products historically have been seasonal. Demand for residential air conditioning equipment in the new construction market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. Requirements for service and repair parts for Engineered Systems products also increase during summer months. The Company provides incentives for distributors to purchase products in advance of seasonal sales that reduce the impact of seasonal fluctuations on the Company's sales of residential equipment. The overall effect of seasonality is also dampened by the Company's Engineered Systems and Refrigeration products, for which demand is not susceptible to seasonality to the same extent as the Company's other products.

YEAR 2000

     Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications for the year 2000. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare systems and applications for the year 2000. The cost of testing and conversion of systems and applications will not have a material affect on the Company's results of operations or financial position. A significant proportion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources or be a component of planned system improvements.

MANUFACTURING OPERATIONS

     In February 1998, an accident occurred at the Company's Grantley facility which primarily manufactures Engineered Systems products. Certain fabrication and assembly areas were affected and must be rebuilt. The Company is adequately insured and the net financial impact of the incident will not be material to the Company's results of operations or financial position.

NEW ACCOUNTING STANDARDS

     In January 1997, the Securities and Exchange Commission amended regulations and forms, including Regulation S-X and S-K, to clarify and expand existing disclosure requirements about accounting policies for certain derivative instruments, and to add new disclosure requirements about the risk of loss from changes in market rates or prices which are inherent in derivatives. The Company's disclosures in its annual report on Form 10-K conform to the disclosure requirements set forth in the amended regulations. Adoption by the Company of the disclosure requirement relating to risk of loss, which requirements are effective for fiscal years ending after June 15, 1998, are not expected to have a material affect on the Company's financial statements.

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." In January 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These statements establish standards for reporting information about business segments and products in financial statements and establish new disclosure requirements relating to pension and other postretirement benefits. These pronouncements are effective for fiscal years beginning after December 15, 1997.

     Adoption of these statements is not expected to have a material impact on the Company's financial statements.

FORWARD-LOOKING INFORMATION

     This Prospectus Supplement, the accompanying Prospectus and the documents incorporated therein by reference may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which represent the Company's projections, estimates, expectations or beliefs concerning, among other things, financial items that relate to management's future plans or objective or to the Company's future economic and financial performance. Forward-looking statements involve known and unknown risks and uncertainties and are indicated by words such as "anticipates," "expects," "plans," "believes," "could," "may," "will," "seeks," "pro forma" and similar words and phrases and the negative thereof or variations thereon. These risks and uncertainties include, but are not limited to, the competitive environment in the industry in general and the Company's specific markets in particular, technological advances by competitors, patents granted to or contested by competitors, delays in product development and in addition, unseasonably cool spring or summer weather in the northeastern United States or in Europe could adversely affect the Company's residential air conditioning business, as could a failure to reduce manufacturing costs in its Scroll Technologies joint venture. Anticipated improvement in the Company's refrigeration business will require the achievement of improved plant performance. The commercial air conditioning business could be affected by a slowdown in the large chiller market and by the level of CFC retrofits. Overall anticipated performance of the Company could be affected by any serious economic downturns in the United States, Europe, Latin America or Asia. Potential investors are cautioned that certain events or circumstances could cause the Company's actual performance and financial results in future periods to differ materially from those estimated or anticipated.

                                    BUSINESS

GENERAL

     The Company is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) products. The Company believes it is the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. The Company's air conditioning systems range from a one ton unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 1997 the Company's products were sold in over 100 countries through over 750 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the National Library Complex in Beijing, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Exposition Centre and the Lantau Airport Railway System in Hong Kong.

     The Company was founded in 1874 in York, Pennsylvania. From 1956 until 1986 the Company was a part of Borg-Warner Corporation ("Borg-Warner"). In 1986 it was spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988 the Company was purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments Inc. ("CII") and two investors (the "Acquisition"). In October 1991, the Company completed an initial public offering of its Common Stock and in 1992 CII and the other non-management investors in the Acquisition sold their remaining shares in a public offering.

     Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 13 states and 13 foreign countries. As of December 31, 1997, the Company employed approximately 20,270 people worldwide.

     The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

STRATEGY

     The Company's strategy is to focus on the global air conditioning equipment and worldwide service, repair and replacement markets and increase its presence in the worldwide refrigeration and gas compression market. The Company has grown, and expects to continue to grow, through expansion of its current product lines, acquisitions of businesses, establishment of joint ventures and licensing of technology in the HVAC&R industry.

     The Company intends to continue its strategy of increasing its market share by broadening its product range to offer a complete line of environmentally acceptable and energy efficient products. The Company seeks to take advantage of regulatory changes by developing products that comply with tightening environmental and energy efficiency requirements and regulations before they become effective. The Company has implemented its environmental strategy by developing product lines that utilize its screw, centrifugal, reciprocating, hermetic, scroll and inertia compressor technology employing HCFC-123, HCFC-22, R-407C, R-410A, R-404A, R-507, R-717 (ammonia) and HFC-134a as a refrigerant.

     The screw and centrifugal compressors utilize designs which separate the refrigerant from the motor housing. See "Environmental Matters" below. The Company has increased the overall efficiency of its product offerings by employing internally developed advanced heat transfer and compressor technology and introducing large air conditioning systems that utilize advanced thermal storage and absorption technologies.

     The Company is also seeking to expand into new markets. The Company intends to expand sales of its equipment throughout the international markets by broadening its product line, expanding its distribution capabilities and pursuing acquisitions.

     The Company also focuses on controlling manufacturing and operating expenses and thus improving its operating margins by redesigning products, acquiring more efficient manufacturing equipment and processes and reducing costs not directly associated with the manufacturing process. In addition, the Company has implemented a continuous planning process to enable it to carefully monitor the amount of capital used in its business and to reposition its business units in light of changing conditions throughout the year. The Company believes that its management stock ownership plans and management incentive compensation plans, which reward the management team of each operating unit for achieving the planned objectives of that unit, have been key elements in implementing its strategies and achieving its financial objectives.

     The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

PRODUCTS AND MARKETS

     All of the Company's products are in the HVAC&R industry and the Company operates solely in this industry. Within HVAC&R, the Company's products fall into three general categories. The first is Engineered Systems products, consisting of heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. The second is Unitary products, consisting of air conditioning and furnace units and hermetic and scroll compressors designed for use in residential and light commercial applications. The third is Refrigeration products, including commercial and industrial refrigeration and gas compression equipment, designed for the food, beverage, chemical and petrochemical processing industries. Like engineered systems products, the Company's refrigeration and gas compression equipment is designed specifically for the customer's needs and applications.

  ENGINEERED SYSTEMS PRODUCTS

     The Company's Engineered Systems products consist of heating and air conditioning equipment for buildings ranging from small office buildings and fast food restaurants to large commercial and industrial complexes. Engineered Systems air conditioning products include air-cooled and water-cooled chillers, central air handling units, variable air volume units and control equipment to monitor and control the entire system. Larger units for facilities such as hospitals, office towers, hotels, airports district cooling and manufacturing operations are custom designed and manufactured by the Company's Applied Systems Business Unit. The Applied Systems Business Unit also supplies specially designed chilled water systems for use on U.S., British, French and other naval vessels. The Company is currently the major supplier of water chillers to the U.S. Navy for both surface vessels and submarines.

     The Company has a line of standard indoor air handling equipment incorporating the latest technologies for indoor air quality and a line of customized indoor and outdoor air handling products. In 1997, the Company acquired PACE and Gamewell which designs, manufactures and sells air handling equipment. York manufactures the broadest line of air handling equipment of any manufacturer in the industry.

     The Company markets its Engineered Systems products under the "YORK", "MILLER-PICKING", "TEMPMASTER", "SEVESO" and "PACE" brands. In the United States and Canada, distribution of Engineered Systems products are coordinated by 8 regional offices and approximately 61 district offices. These district offices market products directly to end users and contrac-tors. The Company has approximately 120 direct sales representatives and 115 independent sales agents in the North American market.

     The Company derives substantial revenues by selling replacement equipment and parts, and by providing routine maintenance and emergency service for products manufactured by the Company and its competitors through annual service contracts. The Company has a corporate and national account sales program to service customers with multiple locations throughout the world.

     The Company believes its reputation for service and repair is excellent. The Company's more than 3,500 service technicians in offices throughout the world generate substantial revenues through the sale of replacement parts and by providing routine and emergency service for air conditioning and refrigeration systems manufactured by the Company and its competitors. In 1997 on a worldwide basis, the higher margin service, repair and replacement business accounted for an estimated 41% of the Company's total sales. The Company believes that its emphasis on service and repair, combined with the growth and aging of the installed base of air conditioning and refrigeration equipment, will be key factors in increasing the Company's revenues derived from the service, repair and replacement market.

     The Company's Engineered Systems products are principally manufactured in York, Pennsylvania; Albany, Missouri; Hattiesburg, Mississippi; Portland, Oregon; Salisbury, North Carolina; San Antonio, Texas; Basildon, England; Barlassina, Italy; Carquefou, France; Mannheim, Germany; Asquith, Australia; Montevideo, Uruguay; Wuxi, China; Guangzhou, China; Durango Mexico; and Monterrey, Mexico.

     Many of the components of the Company's engineered products, such as motors, control elements and castings, are purchased from outside suppliers. The other components are custom manufactured by the Company. Using these components and custom-designed specifications, the engineered products are machined, assembled, tested, shipped and installed. Following installation, the Company assists in the start-up of the system, and supplies ongoing maintenance, service and replacement parts.

  UNITARY PRODUCTS

     The Company's primary unitary products are ducted central air conditioning and heating systems, light commercial equipment and ductless mini-splits manufactured and sold by the Company's Unitary Products Group ("UPG") and hermetic compressors manufactured and sold by Bristol Compressors. Revenues from Bristol Compressors were approximately $381 million, $448 million and $504 million during 1995, 1996, and 1997, respectively.

     Unitary products consist of split systems and packaged products. A split system consists of an outdoor unit containing a compressor and condenser, and a connected indoor unit containing a heat exchanger, an electric, gas or oil heating section, an indoor blower system and associated controls. A packaged product is a single, self-contained unit with compressor, condenser, heat exchanger, electric, gas or oil heating section, blower and associated controls. These units are typically installed on rooftops or on a slab beside a structure. Ducted products distribute conditioned air throughout building structures with ductwork connected to the system's blower, whereas ductless installations provide conditioned air directly from indoor blowers without the use of ductwork.

     A hermetic compressor is an integral part of an air conditioning system. The Company's products use compressors manufactured by Bristol as well as those purchased from other vendors. In 1995, 1996, and 1997, approximately 83% of Bristol's revenues were attributable to sales of products to other air conditioning equipment manufacturers. During 1995, Bristol entered into a joint venture, Scroll Technologies, to design and manufacture scroll compressors. This allowed Bristol to expand its product offering to include scroll compressor capabilities.

     The Company markets its Unitary products under the "YORK", "LUXAIRE", "FRASER-JOHNSTON", "COLEMAN(R) EVCON", "GUARDIAN", "AIRPRO" and "SEVESO" brands. "YORK" is the Company's full line brand, which is sold through Company-owned distribution centers and exclusive independent distributors throughout the world. The "YORK" brand is sold with a high level of customer service and sales support. The Company's 1995 acquisition of Evcon Holdings expanded UPG's capabilities and distribution network in the domestic unitary market. The Company's other brands are sold through more than 200 non-exclusive distributors primarily for resale to contractors. The Company also sells unitary products directly to the manufactured housing industry in North America on an OEM basis.

     In 1995 the Company formed a joint venture, Aeromaster, a mini-split manufacturer located in Bangkok, Thailand. The mini-split market represents a significant portion of the unitary business in the Asia Pacific Region and Aeromaster enables York to compete in this market with a product manufactured within the Region. Aeromaster supplies mini-split product to York offices located around the world.

     Sales of Unitary products and Bristol compressors include both new installations and replacement systems. The Company estimates that more than half of its Unitary products revenues in North America are attributable to the replacement market. The replacement market is not affected by levels of new home construction and therefore tends to be less cyclical. The replacement market is significantly affected by ambient temperature. Hot spring weather causes existing older units to fail earlier in the season, leading customers to accelerate replacement of a unit which might otherwise be deferred in the case of a late season failure.

     New residential products cover a wide range of efficiencies and may be able to qualify for rebates offered by local utility companies for high efficiency equipment. The Company's commercial products have been redesigned to meet the five year compliance requirement of the U.S. Energy Policy Act of 1992 (EPACT). This includes the energy efficiency rating (EER) of the system as well as the efficiency of certain motors. Bristol markets an INERTIA reciprocating compressor that directly competes against other technologies in meeting high efficiency requirements. Bristol has also developed a new compressor design known as TS(TM) Technology. These new compressors provide higher system efficiencies, greater reliability, and increased comfort. Scroll Technologies continues to upgrade the scroll compressor technology and performance.

     Unitary and light commercial products are manufactured principally in plants located in Elyria, Ohio; Norman, Oklahoma; Wichita, Kansas; Barlassina, Italy; Bogota, Colombia; Monterrey, Mexico; Coffs Harbour, Australia; Bangkok, Thailand; Johannesburg, South Africa; and Guangzhou, China. The Company's manufacturing process relies on the purchase of certain components (including hermetic compressors, copper tube, fan motors, fan blades, and control elements) from outside suppliers, and in-house fabrication of sheet metal cabinets and refrigerant coils. The various unitary products are then assembled and tested before shipment. Bristol compressors are manufactured at the Company's factories in Bristol, Virginia and Sparta, North Carolina, and by Scroll Technologies in Arkadelphia, Arkansas. As with other Company products, Bristol compressors are assembled using purchased parts (including motors, castings, forgings and electronic components) as well as parts manufactured by the Company.

  REFRIGERATION PRODUCTS

     The Company has developed a successful line of industrial and commercial refrigeration products. The Company manufactures screw and reciprocating compressors. Screw compressors enable the Company to produce a highly reliable, ammonia refrigeration system required for commercial and industrial applications in the food, beverage, chemical and petrochemical industries. The Company believes that screw compressors are the most reliable and energy efficient compressors available for ammonia refrigeration systems. Food processing equipment produced by the Company includes spiral and tunnel freezers for the poultry, frozen vegetable and prepared food businesses. In addition, the Company manufactures packaged refrigeration systems to cool chemical and petrochemical products during their production processes. Gram Refrigeration and

Gram Contractors provide similar manufacturing capabilities in Europe and increase distribution and availability of advanced technology. Gram also makes reciprocating compressors for refrigeration applications. The Company's refrigeration and gas compression equipment is engineered and manufactured to customer specifications.

     The Company markets its refrigeration and gas compression equipment under the "YORK", "YORK FOOD SYSTEMS", "FRICK", "FRIGID COIL", "IMECO", "RECO", "RITE COIL", "RECOLD", "NORTHFIELD", "ACUAIRE" and "GRAM REFRIGERATION" brands. The products are sold by the Company's sales engineers located in 14 offices and a national network of more than 40 independent agents in the United States as well as nine offices, 20 independent distributors and two licensees elsewhere in the world. In addition, the Company believes that developing countries offer opportunities for increasing sales of refrigeration equipment.

     The Company's Food Systems Group develops commercial food freezing and processing machinery in the domestic and international markets. Customers of this group include Tyson Foods, H. J. Heinz, Cargill, Unilever and Nestle. The Food Systems Group pulls through sales of refrigeration products from the refrigeration products group.

     The Company's new products in this area include smaller capacity packaged commercial freezing machines down-sized to meet the needs of the developing new markets, and a growing capability to design and deliver turn-key food processing lines which include a broad spectrum of York products.

     Refrigeration equipment is manufactured at Company-owned facilities in Dixon, Illinois; Polo, Illinois; Waynesboro, Pennsylvania; Northfield, Minnesota; Smithville, Ohio; San Antonio, Texas; Carquefou, France; and Vojens, Denmark, and at a leased facility in Santa Fe Springs, California.

INTERNATIONAL DISTRIBUTION

     The Company markets its equipment and service in Europe through companies located in Austria, Switzerland, Bulgaria, Russia, other former Commonwealth of Independent States countries, the Czech Republic, Hungary, Poland, Slovakia, Romania, England, France, Germany, Denmark, Belgium, Netherlands, and Italy. The Company's European operations have supplied equipment for such locations as the Kremlin in Moscow, the Pompidou Center in Paris, the La Scala Opera House in Milan, the English Channel Eurotunnel and the Frankfurt Airport.

     The Company markets its equipment and service in the Middle East and India through offices in Dubai, Abu Dhabi, Kuwait, Istanbul, New Delhi, Mumbai, Cairo, Karachi, and through numerous distributors throughout the region. The Company has sales and service joint ventures throughout the Kingdom of Saudi Arabia. The Company's ability to manufacture large tonnage air-cooled air conditioning equipment capable of operating under extreme conditions has resulted in winning a substantial number of large contracts in the water short Middle East. The Company has installed systems throughout the region, including equipment in the Jeddah Airport, the Prophet's Mosque in Medina, the U.S. Embassy in New Delhi, the Cairo Airport, the Abu Dhabi National Oil Company and the stock exchanges in Kuwait and Istanbul.

     The Company markets and services its products in the Pacific Rim region through offices in Hong Kong, China, Singapore, Korea, Australia, Indonesia, and Thailand, joint ventures in Taiwan and Malaysia, and various distributors throughout the region. The Company manufactures products through joint ventures in China, and Malaysia, and wholly owned facilities in Australia and Thailand. The Company has installed systems throughout the region, including equipment in the Shanghai Opera House, Shenzhen Railway Station, Hong Kong Exposition Centre, Overseas Union Bank Centre in Singapore, Grand Hotel in Taipei, Sydney Opera House, and the Kuala Lumpur City Centre in Malaysia, the world's tallest building.

     Sales through Latin America are handled through offices in Mexico, Argentina, Brazil, Chile, Colombia, Miami, (USA), Puerto Rico, Argentina, Ecuador, Peru and Venezuela, and sales representatives and independent distributors located throughout Latin America. Installations include the World Trade Centers in Mexico, Colombia, and Chile, the Sao Market Place in Brazil, the Mexican Stock Exchange and the Hotel Intercontinental in Argentina.

RAW MATERIALS AND PURCHASED COMPONENTS

     The Company purchases compressors, steel, copper, aluminum, electric motors, castings, forgings, stampings, fabricated copper tubes, electronic starters and controls, aluminum fin, fan blades, capacitors, transformers, refrigerant gases, valves, fittings and other components from many outside suppliers. Alternate sources of supply are available for all raw materials and components for which the Company uses a single supplier. The Company believes that it has adequate sources of supplies of raw materials and component parts for its manufacturing requirements. In order to hedge against certain raw material price increases, from time to time the Company enters into forward contracts for the purchase of certain raw materials, principally copper and aluminum.

JOINT VENTURES IN FOREIGN MARKETS

     In addition to its wholly-owned production and distribution facilities, the Company produces, distributes and services Unitary and Engineered Systems products in foreign markets through its participation in several foreign joint ventures, which are described in the following table:

                                                           JOINT VENTURE
                                    JOINT VENTURE        (PERCENT OWNED BY          PRINCIPAL
      PRINCIPAL LOCATION               PARTNER             THE COMPANY)         PRODUCTS/SERVICES    MARKETS SERVED
      ------------------            -------------        -----------------      -----------------    --------------
Malaysia......................  OYL Industries BHD.    OYL-Condair            Manufacture Unitary    Asia Pacific
                                                       Industries SDN.BHD.    and Engineered System  Middle East
                                                       (49%)                  products
Malaysia......................  OYL Industries BHD.    York (Malaysia)        Sales and service of   Malaysia
                                                       Service SDN.BHD.       air conditioning
                                                       (30%)                  equipment
People's Republic of China....  Guangzhou Sinro Air    York Guangzhou Air     Manufacture Unitary    China
                                Conditioning           Conditioning and       and Engineered
                                Mechanical and         Refrigeration Co.      Systems products
                                Electrical Equipment   Ltd. (97%)
                                Company Ltd.
Republic of China (Taiwan)....  Taipei Engineering     York Taiwan Inc.       Sales and service of   Taiwan
                                Development            (60%)                  air conditioning
                                                                              equipment
Spain.........................  Compania Roca          Clima Roca-York S.L.   Manufacture Unitary    Spain
                                Radiadores S.A.        (50%)                  products
Cyprus........................  Sabinco Ltd.           KROY Ltd. (50%)        Sales of air           Middle East
                                                                              conditioning
                                                                              equipment and parts
People's Republic of China....  Wuxi Boiler Group      York Wuxi Air          Manufacture            China
                                                       Conditioning and       Engineered Systems
                                                       Refrigeration Co.      products
                                                       Ltd. (80%)
Brazil........................  Mayside Participacoes  York International     Sales of air           Brazil
                                Administracao e        Comercial Ltda. (80%)  conditioning
                                Comercio Ltda.                                equipment
Saudi Arabia..................  Al Salem United        Al Salem-York          Service and repair of  Saudi Arabia
                                Contracting Co.        Services Ltd. (49%)    air conditioning
                                                                              equipment

     Dividends received by the Company from foreign joint ventures were $0.6 million in 1995, $1.5 million in 1996 and $1.2 million in 1997. Total Company investments in foreign joint ventures were $16.7 million, $22.2 million and $17.7 million at December 31, 1995, 1996 and 1997, respectively. Total sales by the Company to foreign joint ventures are less than 1% of the Company's total revenues.

RESEARCH AND DEVELOPMENT

     The Company's ongoing research and development program involves redesigning existing products to reduce manufacturing costs and to increase product efficiencies, developing electronic controls for existing products and creating new products. During the years 1995, 1996 and 1997, the Company spent $26.9 million, $28.0 million and $30.6 million, respectively, for all product development activities.

     Product development activities in 1996 and 1997 encompassed a wide range of products. The Company's centrifugal chiller line was expanded for use with HCFC-22, HCFC-123 and HFC-134a, all considered environmentally acceptable replacements for CFCs in the United States. The Company also offers screw compressors which use R-717 (ammonia). The product line now extends from 300 to 2,000 tons for these refrigerants. The Company also completed development of a new custom air handling product line in the range of 2,000 to 50,000 cubic feet per minute (CFM). The new products include the latest technologies to insure indoor air quality. The combination of air handling product development and existing product lines gives York the broadest line of air handling products of any single manufacturer in the industry. The Company announced a new line of centrifugal chillers ranging from 400 to 2,000 tons, incorporating natural gas engine drives supplied by Caterpillar Inc. The product line boasts the highest efficiency of any gas-powered air conditioning system on the market. The development of prototype HFC-134a centrifugal chillers for Surface and Submarine Vessels continued under various U.S. Navy contracts. These chillers are targeted for introduction in the Navy's new construction programs in 1998. Development of HFC-236fa retrofit kits for R-114 systems were also developed in 1997 for fleet demonstration in 1998. In 1995, the Company introduced more efficient centrifugal chillers utilizing HCFC-123, HCFC-22 and HFC-134a. The efficiency levels of .50 to .52 kw/ton are expected to be among the best in the industry. The Company has also introduced a new line of variable speed drives for centrifugal chillers to 1,000 tons. This product is compact enough to mount directly on the chiller and is applicable to the retrofitting of any centrifugal chiller on the market.

     Bristol developed its 1.5 - 5 ton "Inertia" reciprocating compressor and put it into production in 1991. Bristol continues to improve on the efficiency level of the "Inertia" and a higher efficiency version was developed and put into production during 1994. The "Inertia" compressor is being sold in the residential equipment market for high energy efficiency air conditioning and heat pump applications. Bristol has developed a new breakthrough design, TS(TM) Technology, for compressors which provide higher system efficiencies, greater reliability, and increased comfort. Scroll compressor technology and capability are expanding through the joint venture established in 1995.

COMPETITION

     All of the markets in which the Company does business are very competitive. Participants compete on the basis of service and the price, quality, reliability and efficiency of products. Several of the Company's competitors have greater financial resources than the Company.

     In the domestic market for Engineered Systems air conditioning equipment, the Company competes primarily with two large United States manufacturers, Carrier Corporation, a subsidiary of United Technologies Corporation, and Trane Company, a division of American Standard Inc. Engineered Systems product manufacturers compete on the basis of product design, reliability and post-installment service. Architects and engineers play an important part in determining which manufacturer's products will be used in an application.

     In the Unitary products market, the Company competes with numerous national and regional manufacturers. In this market, price competition and maximum market coverage are particularly important, as there is relatively little perceived differentiation among competing product lines.

     In the hermetic compressors market, the Company competes directly with two United States manufacturers, Copeland Corporation, a subsidiary of Emerson Electric Inc., and Tecumseh, a division of Tecumseh Corporation. In this market, the Company competes primarily on the basis of reliability and price as well as delivery, service and product efficiency.

     In the market for refrigeration equipment, the Company competes primarily with FES, BAC, Evapco, Krack Corp., Sabroe and Frigoscandia.

     In international markets for air conditioning equipment, the Company competes primarily with Carrier Corporation, Trane Company and several Japanese manufacturers, including Matsushita, Hitachi, Mitsubishi Electric and Toshiba.

PATENTS AND TRADEMARKS

     The Company holds numerous patents that relate to the design and use of its products that it considers important, but not essential, to the overall conduct of its business. It is the Company's policy to obtain patent protection for as many of its new and developmental products as possible, and to enforce such patent rights as appropriate. No patents which the Company considers material will expire within the next five years.

     The Company owns several trademarks that it considers important in the marketing of its products, including "YORK." "LUXAIRE", "FRASER-JOHNSTON", "RECOLD", "FRICK", "FRIGID COIL", "BRISTOL", "IMECO", "MILLER PICKING", "RECO", "COLEMAN(R) EVCON", "AIRPRO", "GUARDIAN", "YORK FOOD SYSTEMS", "RITE COIL", "NORTHFIELD FREEZING SYSTEMS", "SEVESO", "GRAM", "AEROMASTER", "ACUAIRE" and "TEMPMASTER." The Company believes that its rights in these trademarks are adequately protected and of unlimited duration.

MAJOR CUSTOMERS

     During 1997, no customer, distributor, dealer or licensee accounted for more than 10% of the Company's revenues. The loss of a few customers, distributors, dealers or licensees would not have a materially adverse effect on the Company's business.

BACKLOG

     As of March 31, 1998, the Company's backlog was $984.6 million as compared to $917.0 million as of March 31, 1997. Substantially all of the orders are expected to be fulfilled within the next 12 months.

EMPLOYEES

     As of December 31, 1997, the Company employed approximately 20,270 persons worldwide. Approximately 12,555 persons are employed in the United States and 7,715 persons are employed in foreign countries. Approximately 3,482 domestic employees are covered by collective bargaining agreements which expire between December 31, 1998 and March 31, 2003. The Company considers its relations with its employees to be satisfactory.

ENVIRONMENTAL MATTERS

     Environmental laws that affect or could affect the Company's domestic operations include, among others, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, any regulations promulgated under these acts, and various other Federal, state and local laws and regulations governing environmental matters. The Company believes it is in substantial compliance with such existing environmental laws and regulations.

     The Company's foreign operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the

United States. The Company believes it is in substantial compliance with such existing environmental statutes and regulations. In 1993, the Council of European Communities agreed on EC regulation number 1836/93 which recommended that each company voluntarily complete an ECO-Audit. The Company has completed these audits at several of its European facilities.

     In September 1987, the United States became a signatory to an international agreement titled the Montreal Protocol on Substances that Deplete the Ozone Layer (the "Montreal Protocol"). The Montreal Protocol requires its signatories to reduce production and consumption of CFCs and Halons, some of which are utilized in air conditioning and refrigeration equipment. In 1988, the EPA issued regulations under the Clean Air Act implementing the Montreal Protocol in the United States. Many other countries have also become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate CFCs could differ from the approach taken in the United States.

     The 1990 Clean Air Act amendments implement the Montreal Protocol by establishing a program for limiting the production, importation and use of certain ozone depleting chemicals (including those governed by the Montreal Protocol) some of which are refrigerants currently used by the Company. Under the Act, the production and consumption of the refrigerants designated as "Class I substances" including all CFCs must be phased out beginning in 1991 and are to be banned completely by 2000. Certain other refrigerants, including all HCFCs, are designated as "Class II substances", and must be phased out between 2015 and 2030.

     The Clean Air Act allows the EPA to accelerate the statutory phase-out schedule for any Class I or Class II substance. In November 1992, the parties to the Montreal Protocol agreed to amend the Protocol to require the complete phase-out of CFC production by the beginning of 1996. Further, the parties agreed to a 1996 production cap on HCFCs and a complete phase-out of HCFC production by 2030. The EPA published a final rule requiring accelerated phase-out of the production of all CFCs by 1996 and of all HCFCs by 2030.

     None of the Company's manufactured products contains Class I substances. Class I substances previously used by the Company have been substituted for by Class II substances or substances that are currently unregulated. The Company does, however, believe that revenues from servicing and repairing existing equipment that uses Class I substances are and will be significant. These activities are regulated by the EPA which imposes guidelines affecting service and maintenance of equipment that uses Class I and Class II substances. The Company trains and licenses its service technicians in service and maintenance procedures that comply with the new regulations. Therefore, the Company believes that the new regulations will not have a material adverse effect on its operations. The phase-out of Class I substances will require modifications to existing air conditioning equipment as availability of recycled Class I substances decreases. Since the Company's technology enables it to modify existing equipment for use with Class II substances, it believes that this will continue to generate additional service revenues. While the Company expects to derive substantial revenue from the sale of products utilizing Class II substances, it is not expected that any phase-out will have a significant impact on the sales of such products prior to the end of the decade. Nonetheless, as the supply of virgin and recycled Class II substances falls, it will be necessary to address the need to substitute permitted substances for Class II substances.

     The Company, in conjunction with major chemical manufacturers, is continually in the process of reviewing and addressing the impact of refrigerant regulations on its products. The Company believes that the combination of those products which presently utilize Class II substances and those products in the field which can be retrofitted to such refrigerants provides a complete line of commercial and industrial products. Therefore, the Company does not foresee any material adverse impact on its business or competitive position as a result of the Montreal Protocol, the 1990 Clean Air Act amendments or their implementing regulations. However, the Company believes that the implementation of severe restrictions on the production, importation or use of refrigerants employed in larger quantities by the Company could have such an impact. The Company believes that the

Engineered Systems products that it has produced will be well positioned to utilize the next generation of refrigerants without substantial modification. If the next generation of refrigerants is incompatible with the hermetic compressors used by the Company and all of its competitors for Unitary products, design modifications would be required.

GOVERNMENTAL REGULATIONS

     The Company is subject to regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of its products. The Company has developed and is developing products which will comply with these regulations, and does not believe that such regulations will have a material adverse effect on its business.

                               EXECUTIVE OFFICERS

     The following table lists York's executive officers as of the date of this Prospectus Supplement. Officers are elected by and serve at the discretion of the Board of Directors.

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
Robert N. Pokelwaldt......................  61     Chairman of the Board of Directors and Chief
                                                     Executive Officer
John R. Tucker............................  50     President and Chief Operating Officer
William G. Cowles, Jr.....................  52     Vice President and President of Refrigeration
Joseph D. Smith...........................  44     Vice President, Manufacturing
Peter J. Spellar..........................  53     Vice President and President of Applied Systems
Michael R. Young..........................  53     Vice President and President of Bristol
                                                     Compressors
Jane G. Davis.............................  48     Vice President, Secretary and General Counsel
Wayne J. Kennedy..........................  55     Vice President, Human Resources
Helen S. Marsteller.......................  37     Vice President, Investor Relations and Corporate
                                                     Communications
Mark V. Stanga............................  44     Vice President, Government Affairs
James P. Corcoran.........................  52     Treasurer
C. David Myers............................  34     Controller

     Mr. Pokelwaldt has been Chairman of the Company since January 1993. Prior thereto he was President, Chief Executive Officer and Director of the Company since June 1991, President and Chief Operating Officer from January 1990 to June 1991, Vice President of the Company and President of Applied Systems from September 1988 to January 1990 and Chairman and Chief Executive Officer of Frick Company from June 1983 to September 1988.

     Mr. Tucker has been President and Chief Operating Officer of the Company since October 1997. Prior to joining the Company, he was President of Aerospace Equipment Systems Sector of Allied Signal, Inc. from January 1996 to October 1997, President and Chief Executive Officer of Motoren und Turbinen Union (Jet Engine Division) of Daimler-Benz, A.G. from 1994 to 1996 and President of AEG Transportation Systems, Inc. from 1988 to 1994, and held various positions with Westinghouse Electric Corporation from 1968 to 1988.

     Mr. Cowles has been Vice President and President of Refrigeration Products Group since January 1997. Prior thereto, he was President, Northfield Freezing Systems from September 1985 to January 1997.

     Mr. Smith has been Vice President, Manufacturing since December 1997. Prior thereto he was President of the Airside Products Group since October 1994. Prior thereto he was Vice President of Special Projects of the Company from May 1994 to October 1994. Prior to joining the Company, Mr. Smith was Vice President and General Manager of Spherical Roller Bearing Division of SKF USA, Inc. since May 1992. Previous to this, Mr. Smith held various positions with Harley Davidson and General Motors.

     Mr. Spellar has been Vice President of the Company and President, Applied Systems Worldwide since November 1995. Prior thereto, he was Vice President of the Company and Vice President, European Operations from August 1992 to November 1995, President, Frick Division from May 1987 to August 1992 and President of the Frick Company from May 1979 to May 1987.

     Mr. Young has been Vice President of the Company, and Chief Executive Officer and President of Bristol Compressors since October 1996. Prior thereto, he was President, Chairman and Chief Executive Officer of Evcon Industries, Inc. from 1991-1995, President and Chief Operating Officer of York International Inc. from 1988 to 1989, and Chairman, President and Chief Executive Officer of Bristol Compressors from 1983 to 1987.

     Ms. Davis has been Vice President, Secretary and General Counsel of the Company since March 1995. Prior thereto, she was Vice President, General Counsel and Secretary of Joy Technologies Inc. from September 1988 to February 1995.

     Mr. Kennedy has been Vice President, Human Resources, of the Company since May 1993. Prior thereto he was the Vice President of Human Resources for the Millipore Corporation from 1985 to 1993.

     Ms. Marsteller has been Vice President, Investor Relations and Corporate Communications since September 1997. Prior thereto, she was Director of Investor Relations from 1992 to September 1997. Prior thereto, she held various financial positions in the Unitary Products Group from 1986 to 1992.

     Mr. Stanga has been Vice President of Government Affairs since February 1997. Prior thereto, he was Director of Government Affairs from October 1995 to February 1997. Prior to joining the Company, Mr. Stanga was Environmental Affairs counsel for Litton Industries from April 1988 to October 1995, Associate Director of the Office of Ocean and Coastal Resources Management in the U.S. Commerce Department from April 1986 to April 1988, and Attorney Advisor at the U.S. Environmental Protection Agency from February 1983 to April 1986.

     Mr. Corcoran has been Treasurer of the Company since July 1992. Prior thereto he was Treasurer of Griffith Laboratories from August 1990 to May 1992, Treasurer of AM International from March 1987 to August 1990 and Director, Treasury Operations of Borg-Warner Corporation from February 1977 to March 1987.

     Mr. Myers has been Controller since July 1995. Prior thereto, he was Director of Finance, Airside Products Group to July 1995 and Director of Financial Planning and Controls from March 1994 to December 1994. Prior to joining the Company, he was with KPMG Peat Marwick LLP from August 1986 to March 1994.

                            DESCRIPTION OF THE NOTES

GENERAL

     The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus under "Description of Debt Securities." This summary of the terms of the Notes is subject to and qualified by the provisions of the Indenture and any supplement thereto, and should be read in conjunction with (and, to the extent inconsistent, in substitution for), the "Description of Debt Securities" in the accompanying Prospectus.

     The Notes offered hereby will be limited to $200,000,000 aggregate principal amount and will be issued pursuant to an Indenture to be dated as of
June   , 1998 (the "Indenture"), between the Company and State Street Bank and
Trust Company, as trustee (the "Trustee"). The Notes will be issued in fully registered form only in the form of global notes registered in the name of Cede & Co., the nominee of DTC. Beneficial interests in the Notes will be shown on, and transfers thereof will be offered only through, records maintained by DTC and its participants. See "Description of Debt Securities -- Provisions Applicable to Senior, Senior Subordinated and Subordinated Debt
Securities -- Global Securities" in the accompanying Prospectus. The Notes will not be issued in definitive form except in the circumstances described under such caption in the Prospectus.

     The Notes will mature on June 1, 2008. The Notes will bear interest from June 1, 1998 at the rate per annum shown on the front cover of this Prospectus Supplement payable semiannually on June 1 and December 1 of each year and at maturity (each such date, an "Interest Payment Date"), commencing December 1, 1998, to the person in whose name the Note (or one or more predecessor Notes) is registered at the close of business on the May 15 or November 15, as the case may be, next preceding such Interest Payment Date.

     The Notes rank pari passu in right of payment with any existing and future unsecured senior indebtedness of the Company and senior to all existing and future senior subordinated and subordinated indebtedness of the Company.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by the Company.

     "Reference Treasury Dealer" means (i) Goldman, Sachs & Co. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

SETTLEMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent, so long as the Depositary continues to make its Same-Day Funds Settlement System available to the Company.

     Secondary trading in long-term notes and debentures of corporate issuers generally is settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each Underwriter has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                 PRINCIPAL
                        UNDERWRITER                           AMOUNT OF NOTES
                        -----------                           ---------------
Goldman, Sachs & Co.........................................   $
CIBC Oppenheimer Corp. .....................................
                                                               ------------
          Total.............................................   $200,000,000
                                                               ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price for the Notes which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Certain Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business. Canadian Imperial Bank of Commerce, an affiliate of CIBC Oppenheimer, is a lender under one of the Company's credit facilities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York. Certain legal matters with respect to the Notes will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of York International Corporation and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in the Registration Statement and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP refer to the Company's adoption, effective October 1, 1995, of the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

PROSPECTUS

                         York International Corporation

                                Debt Securities
                      Warrants to Purchase Debt Securities

                            ------------------------

     York International Corporation ("York" or the "Company") may offer and sell from time to time, in one or more series, (i) its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities") which may be senior ("Senior Debt Securities"), senior subordinated ("Senior Subordinated Debt Securities") or subordinated ("Subordinated Debt Securities") and (ii) warrants ("Warrants") to purchase Debt Securities (the Debt Securities and Warrants are collectively referred to as the "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed $200,000,000 at prices and on terms to be determined at or prior to the time of sale.

     Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt, senior subordinated debt or subordinated debt, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any terms for optional or mandatory redemption or repurchase or sinking fund provisions, any conversion or exchange rights and (ii) in the case of Warrants, the number and terms thereof, the designation and the principal amount of Debt Securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is July 20, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3, as amended (the "Registration Statement"), of which this Prospectus is a part. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; and while the Company believes the descriptions of the material provisions of such contracts, agreements and other documents contained in this Prospectus are accurate summaries of such material provisions, reference is made to such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and (iii) the Company's Current Report on Form 8-K dated March 14, 1995.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to York International Corporation, 631 South Richland Avenue, York, Pennsylvania 17403, Attention: Jane G. Davis. Telephone requests may be directed to Ms. Davis at (717) 771-7890.

                                  THE COMPANY

     The Company is a full-line, global manufacturer of heating, ventilating, air conditioning, process cooling and refrigeration ("HVAC&R") products. The Company believes it is one of the leading companies in the worldwide HVAC&R industry and the third largest manufacturer and marketer of such products in the United States. The Company's air conditioning systems range from a one ton unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 1994 the Company's products were sold in over 120 countries through over 700 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, NASA's Vehicle Assembly Building at Cape Canaveral, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the National Library Complex in Beijing, the English Channel Eurotunnel and the Hong Kong Exposition Centre.

     The Company was founded in 1874 in York, Pennsylvania. From 1956 until 1986 the Company was a part of Borg-Warner Corporation ("Borg-Warner"). In 1986 the Company was spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988 the Company was purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments Inc. ("CII") and two other investors (the "Acquisition"). In October 1991, the Company completed an initial public offering of its Common Stock and in 1992 CII and the other non-management investors in the Acquisition sold their remaining shares in a public offering.

     Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 10 states and 9 foreign countries. The Company employs approximately 17,000 people worldwide. The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the particular Securities offered by this Prospectus and each Prospectus Supplement (the "Offered Securities") will be used to reduce floating rate indebtedness under one or more of the Company's credit facilities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and an estimated portion of rentals representing interest costs.

     The following table sets forth the ratios of earnings to fixed charges for the Company for the periods indicated:

                                   THREE MONTHS
                                 ENDED MARCH 31,           YEARS ENDED DECEMBER 31,
                                 ----------------    ------------------------------------
                                  1995      1994     1994    1993    1992    1991    1990
                                 ------    ------    ----    ----    ----    ----    ----
Ratio of earnings to fixed
  charges....................      3.5x      4.2x     5.3x    5.2x    3.7x    1.4x    1.2x

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured senior, senior subordinated or subordinated debt of the Company and will be issued, in the case of Senior Debt Securities, under a Senior Indenture (the "Senior Debt Indenture") between the Company and The First National Bank of Boston, as trustee, in the case of Senior Subordinated Debt Securities, under a Senior Subordinated Indenture (the "Senior Subordinated Debt Indenture") between the Company and The First National Bank of Boston, as trustee, and in the case of Subordinated Debt Securities, under a Subordinated Indenture (the "Subordinated Debt Indenture") between the Company and The First National Bank of Boston, as trustee (the "Subordinated Debt Trustee"). The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." None of the Indentures limits the amount of Debt Securities that may be issued thereunder. The Indentures permit the appointment of a different trustee for each series of Debt Securities. As used herein, the term "Trustee" means The First National Bank of Boston. If there is at any time more than one trustee under any Indenture, the term "Trustee" as used in this Prospectus will mean each such trustee and will apply to each such trustee only with respect to those series of Debt Securities with respect to which it is serving as trustee. The Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and, while the Company believes the descriptions of the material provisions of the Indentures and Debt Securities contained in this Prospectus are accurate summaries of such material provisions, such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Section references in parentheses below are to sections in each Indenture unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for provisions relating to subordination.

PROVISIONS APPLICABLE TO SENIOR, SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     General. The Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of the Company and may be issued from time to time in one or more series. Except to the extent set forth in the applicable Prospectus Supplement, none of the Indentures limits the payment of dividends or the acquisition of stock of the Company. Except to the extent set forth in any Prospectus Supplement, the Indentures do not, and the Debt Securities will not, contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Debt Securities being offered (the "Offered Debt Securities") (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities, aggregate principal amount, purchase price and denomination;
(iii) the date or dates on which the Offered Debt Securities will mature; (iv) the method by which amounts payable in respect of principal, premium, if any, or interest, if any, on or upon the redemption of such Offered Debt Securities may be calculated; (v) the interest rate or rates (or the method by which such will be determined), and the date or dates from which such interest, if any, will accrue; (vi) the date or dates on which such interest, if any, will be payable;
(vii) the place or places where and the manner in which the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable and the place or places where the Offered Debt Securities may be presented for transfer; (viii) the right, if any, or obligation, if any, of the Company to redeem, repay or purchase the Offered

Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, the price or prices (or the method by which such price or prices will be determined, or both) at which, the form or method of payment therefor if other than in cash and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased pursuant to any such obligation; (ix) the terms for conversion or exchange, if any, of the Offered Debt Securities; (x) any provision relating to the issuance of the Offered Debt Securities at an original issue discount; (xi) if the amounts of payments of principal of, premium, if any, and interest, if any, on the Offered Debt Securities are to be determined with reference to an index, the manner in which such amounts shall be determined; (xii) any material United States federal income tax consequences;
(xiii) the currency or currencies for which the Offered Debt Securities may be purchased and the currency or currencies in which principal, premium, if any, and interest, if any, may be payable; (xiv) if a trustee other than The First National Bank of Boston with respect to any series of Senior Debt Securities, The First National Bank of Boston with respect to any series of Senior Subordinated Debt Securities or The First National Bank of Boston with respect to any series of Subordinated Debt Securities is named for such series of Offered Debt Securities, the name of such Trustee; and (xv) any other specific terms of the Offered Debt Securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to such Offered Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

     Unless otherwise specified in any Prospectus Supplement, the Debt Securities will be issuable in registered form and in denominations of $1,000 and any integral multiple thereof (Section 2.7). No service charge will be made for any transfer or exchange of any Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.8).

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     In determining whether the holders of the requisite aggregate principal amount of outstanding Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of Debt Securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the Depositary for such Global Security to its nominee, (B) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (C) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Section 2.8).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payment of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal of, premium, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by a Global Security and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified in the applicable Prospectus Supplement relating to such series of Debt Securities, of $1,000 and integral multiples thereof.

     Events of Default. Unless otherwise specified in the applicable Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (a) failure to pay any installment of interest on any Debt Securities of such series when due and the continuance of such failure for 30 days; (b) failure to pay the principal at maturity or otherwise, on any Debt Securities of such series when due; (c) failure for 60 days after notice to the Company by the Trustee, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, to comply in any material respect with any other covenant, condition or agreement in the Debt Securities of such series in the Indenture or in any supplemental indenture; and (d) certain events of bankruptcy, insolvency or reorganization of the Company (Section 5.1).

     If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the principal (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately; provided, however, that the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company and the Trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived (Section 5.1).

     Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and (iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Senior Subordinated Debt Securities and the Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, or interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow such direction if the Trustee determines that such action or proceeding is unlawful or would involve the Trustee in personal liability (Section 5.7).

     The Company is required to furnish to the Trustee annually a certificate as to the compliance by the Company with all conditions and covenants under each Indenture (Section 4.3).

     Discharge and Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to any series of Debt Securities as set forth below (Article Ten).

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under an Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable, or are by their terms due and payable within one year (or scheduled for redemption within one year), by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also elect at any time to (a) defease and be discharged from all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under each Indenture ("defeasance") or (b) be released from all of its obligations with respect to certain covenants applicable to any series of Debt Securities issued under each Indenture ("covenant defeasance"), if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments, if any, on such series of Debt Securities. Such opinion in the case of defeasance under clause (a) above must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series, since such a result would not occur under current tax law (Section 10.1).

     Notwithstanding the foregoing, no discharge, defeasance or covenant defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series, (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series, (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefor (but not upon acceleration), and to receive mandatory sinking fund payments thereon when due, if any, (iv) rights, obligations, duties and immunities of the Trustee, (v) rights of holders of Debt Securities of such series as beneficiaries with respect to property so deposited with the Trustee payable to all or any of them and (vi) obligations of the Company to maintain an office or agency in respect of Debt Securities of such series (Section 10.1).

     The Company may exercise its defeasance option with respect to any series of Debt Securities notwithstanding its prior exercise of its covenant defeasance option with respect to any series of Debt Securities. If the Company exercises its defeasance option with respect to any series of Debt Securities, payment of such series of Debt Securities may not be accelerated because of an Event of Default with respect to such series of Debt Securities. If the Company exercises its covenant defeasance option with respect to any series of Debt Securities, payment of such series of Debt Securities may not be accelerated by reason of an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the cash and U.S.

Government Obligations in the defeasance trust could be less than the principal of, premium, if any, and interest, if any, and any mandatory sinking fund payments, if any, then due on such series of Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

     Modification of the Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to (a) evidence the assumption by a successor entity of the obligations of the Company under such Indenture, (b) add covenants or new events of default for the protection of the holders of such Debt Securities, (c) cure any ambiguity or correct any inconsistency in the Indenture, (d) establish the form and terms of Debt Securities of any series,
(e) evidence the acceptance of appointment by a successor trustee, (f) in the case of Senior Debt Securities, secure such Debt Securities, (g) designate a bank or trust company other than The First National Bank of Boston to act as Trustee for a series of Senior Debt Securities, The First National Bank of Boston to act as Trustee for a series of Senior Subordinated Debt Securities and The First National Bank of Boston to act as Trustee for a series of Subordinated Debt Securities and (h) modify the existing covenants and events of default solely in respect of, or add new covenants and events of default that apply solely to, Debt Securities not yet issued and outstanding on the date of such supplemental indenture (Section 8.1).

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or of any supplemental indenture or modify in any manner the rights of the holders of the Debt Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated final maturity of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by the Company, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of prepayment at the option of the holder or (b) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification (Section 8.2).

     Consolidation, Merger or Sale. Except as otherwise provided in the applicable Prospectus Supplement, the Company shall not consolidate with or merge into any other person or transfer, lease or otherwise dispose of all or substantially all of its assets to any person, unless (a) the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such transfer or lease shall have been made is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of the obligations of the Company under the Debt Securities and under the Indenture, and (b) immediately after giving effect to such transaction, no Default or Event of Default exists. Upon any such consolidation, merger, sale, transfer or lease, the successor corporation formed by such consolidation, or into which the Company is merged or to which such sale, transfer or lease is made, shall succeed to, and be substituted for, and may exercise the rights and powers of, the Company under the Indenture and under the Debt Securities (Sections 9.1 and 9.2).

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. Senior Debt Securities will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

     Limitation on Liens. The Senior Debt Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined) to, (a) issue, assume or guarantee any indebtedness for money borrowed ("Debt") if such Debt is secured by a mortgage, pledge or lien ("Lien") upon, or (b) directly or indirectly secure any outstanding Debt by a Lien upon, any Principal Property (as defined), now owned or hereafter acquired, without effectively providing that the Notes shall be secured equally and ratably with such Debt, except that the foregoing restrictions shall not apply to (i) Liens on any Principal Property acquired after the date of the Indenture to secure or provide for the payment of the purchase price or acquisition cost thereof, (ii) Liens on any Principal Property acquired after the date of the Indenture existing at the time such Principal Property is acquired, provided that (A) the principal amount of the Debt secured by such Lien does not exceed 100% of such purchase price or acquisition cost and (B) such Lien does not cover any Principal Property other than such Principal Property and any improvements on or rights appurtenant thereto acquired in such transaction, (iii) Liens on any Principal Property or shares of stock or Debt acquired from a corporation merged with or into the Company or a Restricted Subsidiary, (iv) Liens to secure Debt of a Subsidiary to the Company or another Subsidiary, (v) Liens in existence on any Principal Property of the Company or any Restricted Subsidiary on the date of the Indenture, (vi) Liens on any Principal Property constituting unimproved real property constructed or improved after the date of the Indenture to secure or provide for the payment or cost of such construction or improvement, provided that (A) the principal amount of the Debt secured by such Lien does not exceed 100% of such cost and (B) such Lien does not cover any Principal Property other than such unimproved real property and any improvements on or rights appurtenant thereto constructed or approved in such transaction, (vii) Liens in favor of governmental bodies to secure advance or progress payments pursuant to any contract or statute or indebtedness incurred for the purpose of financing the purchase price or cost of constructing or improving the Principal Property subject thereto, (viii) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (ix) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, (x) Liens securing any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements) of Debt of the Company or any Restricted Subsidiary outstanding as of December 31, 1994, and (xi) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) through (x), inclusive (Section 3.6(a) of the Senior Debt Indenture).

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary may, without equally and ratably securing the Notes, issue, assume or guarantee secured Debt (which would otherwise be subject to the foregoing Lien restrictions) in an aggregate amount which, together with all other such secured Debt of the Company and its Restricted Subsidiaries (that is, not including secured Debt of the Company and its Restricted Subsidiaries permitted pursuant to the preceding paragraph) and the Attributable Debt (as defined) in respect of Sale and Lease-Back Transactions (as defined) existing at such time (other than Sale and Lease-Back Transactions permitted in accordance with the first paragraph under the caption "Limitation on Sale and Lease-Back Transactions" below), does not at the time exceed 15% of the shareholders' equity in the Company and its consolidated Subsidiaries as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Company (Section 3.6(b) of the Senior Debt Indenture).

     The term "Principal Property" means all property, assets or revenue of the Company and each of the Restricted Subsidiaries now owned or hereafter acquired and all shares of stock and Debt of any Restricted Subsidiary now owned or hereafter acquired (Section 1.1 of the Senior Debt Indenture).

     The term "Restricted Subsidiary" means any Subsidiary organized and existing under the laws of the United States of America, Canada or Mexico, including any branch of any such Subsidiary whether such branch is located in the United States of America, Canada, Mexico or any other country (Section 1.1 of the Senior Debt Indenture).

     Limitation on Sale and Lease-Back Transactions. Sale and Lease-Back Transactions (as defined) by the Company or any Restricted Subsidiary are prohibited by the Senior Debt Indenture unless the proceeds of such sale or transfer are at least equal to the fair value (as determined by the Board of Directors) of the Principal Property to be leased pursuant to such Sale and Lease-Back Transaction and either (i) the Company or such Restricted Subsidiary could incur a Lien on such Principal Property under the covenant described in "Limitation on Liens" above, (ii) such Sale and Lease-Back Transactions are between or among the Company and any of its Subsidiaries or between or among Subsidiaries, (iii) the lease is for a period not exceeding three years and the Company or such Restricted Subsidiary that is a party to such lease intends that its use of such Principal Property will be discontinued on or before the expiration of such period, or (iv) the Company applies, or causes such Restricted Subsidiary to apply, an amount equal to the fair value (as determined by the Board of Directors) of the Principal Property sold pursuant to such Sale and Lease-Back Transaction to (A) the retirement, within 60 days after the effective date of any such Sale and Lease-Back Transaction, of Funded Debt (as defined) of the Company or of such Restricted Subsidiary, or (B) the purchase of other property that will constitute Principal Property (Section 3.7(a) of the Senior Debt Indenture).

     Notwithstanding the provisions of the preceding paragraph, the Company or any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction which would otherwise be subject to the foregoing restrictions, if the amount of the Attributable Debt (as defined) in respect of such Sale and Lease-Back Transaction, together with all secured Debt of the Company and its Restricted Subsidiaries (other than secured Debt of the Company and Restricted Subsidiaries permitted under the first paragraph under the caption "Limitation on Liens" above) and all other Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time (other than Sale and Lease-Back Transactions permitted pursuant to the preceding paragraph), does not at the time exceed 15% of the shareholders' equity in the Company and its consolidated Subsidiaries as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Company (Section 3.7(b) of the Senior Debt Indenture).

     The term "Attributable Debt" means, with respect to any particular series of Debt Securities and as of any particular time, the present value, discounted at a rate per annum equal to the interest rate or yield per annum of the Debt Securities, of the obligation of a lessee for rental payments (not including amounts payable by the lessee for maintenance, property taxes and insurance) due during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) (Section 1.1 of the Senior Debt Indenture).

     The term "Funded Debt" means Debt which by its terms matures at, or is extendable or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of such Debt, including but not limited to, outstanding Revolving Credit Loans (Section 1.1 of the Senior Debt Indenture).

     The term "Sale and Lease-Back Transaction" means the sale or transfer of any Principal Property owned by the Company or any Restricted Subsidiary with the intention of taking back a lease on such property (Section 1.1 of the Senior Debt Indenture).

PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Company. "Senior Indebtedness" is defined in the Subordinated Debt Indenture as Debt of the Company outstanding at any time (other than the Debt evidenced by the Subordinated Debt Securities of any series), except (a) any Debt as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Debt is not senior in right of payment to the

Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities, (b) any Debt of the Company to a wholly-owned Subsidiary of the Company, (c) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (d) trade payables.

     The Senior Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Senior Subordinated Debt Indenture, to all Senior Indebtedness of the Company. The Senior Subordinated Debt Securities will rank senior to all existing and future Debt of the Company that is neither Senior Indebtedness nor Senior Subordinated Indebtedness, and only Debt of the Company that is Senior Indebtedness will rank senior to the Senior Subordinated Debt Securities in accordance with the subordination provisions of the Senior Subordinated Debt Indenture. "Senior Indebtedness" is defined in the Senior Subordinated Debt Indenture as Debt of the Company outstanding at any time except (a) any Debt as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Debt is not senior in right of payment to the Senior Subordinated Debt Securities, (b) the Senior Subordinated Debt Securities, (c) any Debt of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables. "Senior Subordinated Indebtedness" means the Senior Subordinated Debt Securities and any other Debt of the Company that ranks pari passu with the Senior Subordinated Debt Securities. Any Debt of the Company that is subordinate or junior by its terms in right of payment to any other Debt of the Company shall be subordinate to Senior Subordinated Indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such Debt (i) is to rank pari passu with other Senior Subordinated Indebtedness and (ii) is not subordinated by its terms to any Debt of the Company which is not Senior Indebtedness. "Subordinated Indebtedness" means the Senior Subordinated Debt Securities, any other Senior Subordinated Indebtedness and any other Debt that is subordinate or junior in right of payment to Senior Indebtedness.

     If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness (as defined in the Senior Subordinated Debt Indenture or Subordinated Debt Indenture, as applicable) when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to Senior Indebtedness shall occur and the maturity of such Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company and the Trustee by the holders of such Senior Indebtedness or any trustee therefor, unless and until, in either case, such default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or such Senior Indebtedness has been paid in full, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the Senior Subordinated Debt Securities or the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Senior Subordinated Debt Securities or the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) (Sections 13.1 and 13.4 of the Senior Subordinated Debt Indenture and Sections 13.1 and 13.4 of the Subordinated Debt Indenture).

     If any default (other than a default described in the preceding paragraph) under the Senior Indebtedness, pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods occurs (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee of written notice thereof (a "Payment Notice") from or on behalf of holders of such Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or
(ii) the 179th day after the date of receipt of such Payment Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Senior Subordinated Debt Securities and the Subordinated Debt Securities after such Payment Blockage Period. In any event, not more than one blockage period may be commenced during any period of 360 consecutive days, and there shall be a period of at least 181 consecutive days in each period of 360 consecutive days when no blockage period is in effect.

     If (i) (A) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) the Company is adjudicated bankrupt or insolvent or (C) any of its property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; (ii) the Company (A) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (C) fails generally to, or cannot, pay its debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any Subsidiary of the Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of Senior Subordinated Debt Securities or Subordinated Debt Securities on account thereof. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Senior Subordinated Debt Securities or the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities of any series will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Senior Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Senior Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, premium, if any, or interest, if any, on the Senior Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Senior Subordinated Debt Securities (including the Subordinated Debt Securities) and such other obligations (Section 13.1 of the Senior Subordinated Debt Indenture and Section
13.1 of the Subordinated Debt Indenture).

     If, notwithstanding the foregoing, any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Senior Subordinated Debt Securities or Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee, or any holder of any Senior Subordinated Debt Securities or Subordinated Debt Securities in contravention of any of the terms of the Senior Subordinated Debt Indenture or the Subordinated Debt Indenture, as the case may be, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full (Section 13.1 of the Senior Subordinated Debt Indenture and
Section 13.1 of the Subordinated Debt Indenture).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Indentures) or limit the right of acceleration in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities.

CONCERNING THE TRUSTEES

     Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to any of the Senior Debt Securities, the Senior Subordinated Debt Securities or the Subordinated Debt Securities, The First National Bank of Boston would be required to resign as Trustee under two of the Indentures, to the extent any Debt Securities have been issued under such Indentures, within 90 days of such default unless such default were cured, duly waived or otherwise eliminated. The First National Bank of Boston, the Trustee under each Indenture, may make loans to the Company in the normal course of business. If a bank or trust company other than The First National Bank of Boston is to act as Trustee for a series of Debt Securities, information concerning such other Trustee will be set forth in the Prospectus Supplement relating to such series of Debt Securities.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants to purchase Debt Securities. Warrants may be issued independently of or together with any other Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrant of such series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (v) the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (vi) if applicable, the date on and after which such Warrants and the related securities will be separately transferable; (vii) the price at which the securities purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of certain Federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to or through underwriters or dealers, and also may sell the Securities directly to one or more other purchasers or through agents. The applicable Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commissions or discounts.

     Underwriters, dealers or agents may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters or agents may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     The Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "1933 Act"). Underwriters, dealers or agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the 1933 Act.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and for any underwriters or agents by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of York International Corporation and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, and the consolidated financial statements of Evcon Holdings, Inc. and subsidiaries as of December 31, 1994 and for the year then ended, have been incorporated by reference in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP on the consolidated financial statements and schedule of York International Corporation and subsidiaries refer to changes by the Company in 1993 in its methods of accounting for income taxes, postretirement benefits other than pensions and other postemployment benefits.

=========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                          -------
              PROSPECTUS SUPPLEMENT
The Company..............................     S-2
Use of Proceeds..........................     S-2
Ratio of Earnings to Fixed Charges.......     S-2
Capitalization...........................     S-3
Selected Financial Data..................     S-4
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operation..............................     S-6
Business.................................    S-13
Executive Officers.......................    S-23
Description of the Notes.................    S-25
Underwriting.............................    S-27
Legal Matters............................    S-27
Experts..................................    S-28
                   PROSPECTUS
Available Information....................       2
Incorporation of Certain Documents
  by Reference...........................       2
The Company..............................       3
Use of Proceeds..........................       3
Ratio of Earnings to Fixed Charges.......       4
Description of Debt Securities...........       5
Description of Warrants..................      15
Plan of Distribution.....................      16
Legal Matters............................      16
Experts..................................      17

=========================================================
                       =========================================================

                                  $200,000,000

                         YORK INTERNATIONAL CORPORATION

                                 % SENIOR NOTES
                               DUE JUNE    , 2008

                               ------------------

                            YORK INTERNATIONAL LOGO
                               ------------------
                              GOLDMAN, SACHS & CO.

                                CIBC OPPENHEIMER
                       =========================================================